SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of June, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE TAXPAYERS ENROLLMENT No. 33.700.394/0001-40

REGISTRY OF COMMERCE ENROLLMENT No. 35300102771

PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON JUNE 30, 2005.

VENUE AND TIME: Avenida Eusébio Matoso, 891, in the City of São Paulo, State of São Paulo, at 4:00 p.m.

CHAIRMAN: Pedro Sampaio Malan

QUORUM: Totality of the elected members

RESOLUTIONS TAKEN UNANIMOUSLY BY THOSE PRESENT:

1.    Approved the dismissal of Mr. RICARDO STERN from the position of Executive Officer of the Company, effective as of May 13, 2005, and of Ms. MARCIA KLINKE DOS SANTOS from the position of Deputy Officer, effective as of June 27, 2005.

2.    Elected to the Board of Officers of the Company, with term of office until the investment in office of the Officers to be elected by the Board of Directors in a meeting to be held until April 30, 2006, the following people: (a) Officers: (a.i) JOSÉ DAVID WOLF, American citizen, married, philosopher, domiciled in the city of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, 891, 18th floor, bearer of the Foreigners Identity Card N. RNE V-170282-0 and enrolled before the Individuals Taxpayers Registry under N. 213.309.818-63; (a.ii) MOISES DOS SANTOS JARDIM, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, 891, 17th floor, bearer of the Identity Card RG N. 35.521.422-SSP/RS and enrolled before the Individuals Taxpayers Registry under N. 262.121.460-15; (b) Deputy Officers: (b.i) FERNANDO FEGYVERES, Brazilian citizen, married, mechanic engineer, domiciled in the city of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, 891, 18th floor, bearer of the Identity Card RG N. 21.068.071-6-SSP/SP and enrolled before the Individuals Taxpayers Registry under N. 148.106.108-96; (b.ii) GUSTAVO DUARTE RIBEIRO MOTA, Brazilian citizen, married, mechanic engineer, domiciled in the city of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, 891, 17th floor, bearer of the Identity Card RG N. MG-5.724.576-SSP/MG and enrolled before the Individuals Taxpayers Registry under N. 974.747.702-13.

3.    In view of some modification that occurred recently in the management structure of the Company, this Board of Directors, in compliance with the rules enacted by the Governmental bodies in charge of the inspection and regulation to which Unibanco is subject to, decided to indicate the following members of the Board of Officers as responsible for the departments mentioned below:

CAI ALEJANDRO VON IGEL Officer incumbent of Money Laundry Prevention (Law N. 9631/1998) - Rule (“Circular”) N. 2852/1998.z

DANIEL LUIZ GLEIZER
Officer incumbent of Swap Transactions - Rule (“Resolução”) N. 2873/2001
Officer incumbent of the Committed Transactions - Rule (“Resolução”) N. 2950/2002
Officer incumbent of the Payments System “SPB” - Rule (“Circular”) N. 3060/2001
Officer incumbent of Liquidity Risk Control - Rule (“Resolução”) N. 2804/2000
Officer incumbent of the Credit Derivative Operations - Rules ("Resoluções”) N.2933/2002.

DEMOSTHENES MADUREIRA DE PINHO NETO Officer Incumbent of the Investment Portfolio

MARCOS BRAGA DAINESI
Officer incumbent of Risk Department in the Wholesale Banking Group - Rule (“Circular”) N.2977/2000
Officer incumbent of Agreements of Compensation and of Liquidation of Transactions

4.    It is hereby further approved that, in case of withdraw from the Company of any officer who is designated, before bodies in charge of the inspection and regulation to which Unibanco is subject to, as incumbent for certain attribution, until this Board resolves upon the indication of his or hers surrogate, his or hers direct supervisor shall serve in such position.

São Paulo, June 30, 2005. Authorized signatures: Pedro Sampaio Malan, Pedro Moreira Salles, Armínio Fraga Neto, Pedro Bodin de Moraes, Israel Vainboim, Joaquim Francisco de Castro Neto, Gabriel Jorge Ferreira, João Dionísio Filgueira Barreto Amoedo. This is a true copy of the original minutes registered in the Company’s appropriate book.

São Paulo, June 30, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.